October 26, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Chuy’s Holdings, Inc.

Amendment No. 2 to the Registration Statement on Form S-1

File No. 333-176097

Ladies and Gentlemen:

Chuy’s Holdings, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (Registration No. 333-176097) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporate Finance of the Commission (the “Staff”) contained in the letter dated October 17, 2011. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to Amendment No. 2.

Registration Statement Cover Page

1.	Please list the selling shareholder shares as a separate line item in the fee table.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that it has not determined the allocation of the shares to be sold in the offering between the Company and its selling stockholders. The Company undertakes to revise the fee table to set forth the shares to be sold by the Company and its selling stockholders in separate lines prior to the effectiveness of the Registration Statement.

United States Securities and Exchange Commission

October 26, 2011

Industry and Market Data, page ii

2.	We note your revised disclosure regarding the KNAPP-TRACK index on page ii. Please revise here or at another appropriate section in the prospectus to disclose how many restaurants are in the “competitive set of participants in the full service restaurant industry.”

Response:    The Company acknowledges the Staff’s comment and has revised page ii of the prospectus to disclose that the KNAPP-TRACK index takes into account over 10,400 restaurants in the full service industry with over $32.1 billion in sales.

Prospectus Summary, page 1

Business Overview, page 1

3.	In order to provide a more balanced presentation, please revise the introductory paragraphs to quantify your indebtedness. Also, you could balance the discussion of your strengths and strategy with a brief discussion of the major obstacles that you will face in implementing your business strategy and growth.

Response:    The Company acknowledges the Staff’s comment and has revised page 5 of the prospectus to disclose the Company’s indebtedness as of June 26, 2011 and to provide a brief discussion of its major obstacles.

4.	We further note that much of the disclosure in the prospectus summary is identical to the disclosure on pages 57-60. The summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant. Please refer to Instruction to 503(a) of Regulation S-K.

Response:    The Company acknowledges the Staff’s comment and has revised the prospectus summary to reduce repetition of the discussion in the Business Section and to focus on the key aspects of the offering that are most significant.

5.	We note that you have provided data showing data and financial information through the period ended June 26, 2011. Please revise the third sentence of the second paragraph to also disclose your net income for the most recent audited period and interim stub. Please revise the prospectus summary and throughout for clarity.

Response:    The Company acknowledges the Staff’s comment and has revised the discussion of the Company’s trailing twelve month net income to also include the Company’s net income for the most recent audited and interim periods.

United States Securities and Exchange Commission

October 26, 2011

6.	We note your response to our prior comment seven. Please revise to remove the word “authentic” in the first sentence of this section and on pages 2, 3, 4, 42, 57, 58 and 60.

Response:    Based on our discussion with the Staff on October 21, 2011, the Company has revised pages 2 and 58 of the prospectus to explain for investors the basis for the Company’s belief that its menu offers authentic Mexican and Tex Mex inspired food.

7.	We note your response to our prior comment nine and reissue. Please revise to balance your disclosure in the second sentence in this section by disclosing that you had 15 comparable restaurants as of June 26, 2011.

Response:    The Company acknowledges the Staff’s comment and has revised pages 1 and 57 of the prospectus.

8.	We note your response to our prior comment six and reissue in part. We note your belief that your style and approach are key elements to your strategy day-to-day operations and brand identity. We continue to believe, however, that the abundance of marketing language that appears in your prospectus overshadows the type of meaningful disclosure upon which investors will make an investment decision. Please revise to remove the word “generous” in the first paragraph of this section and on pages 2, 42 and 58, as it does not provide quantitative information regarding your portion size, the words “strong” and “significant” in the last sentence on page one and on page 57, the word “original” in the first sentence on page two and on page 57 and the word “value-priced” in the first paragraph on page two. In addition, please revise to state that it is your belief that your employees are attentive, friendly and energetic in the second complete paragraph on page three and the first paragraph on page 59.

Response:    The Company acknowledges the Staff’s comment, following our conversation with the Staff, and has revised the prospectus to remove the words “strong,” “significant,” “original” and “value-priced.” The Company has also revised pages 3 and 59 of the prospectus to state that management believes its employees are attentive, friendly and energetic.

9.	We note your response to our prior comment eight and reissue. Please remove the references to compound annual growth rates here and on page 54 under the Business section. Alternatively, please remove the references to compound annual growth rates in your Prospectus Summary section and please revise your Business section to disclose the growth rates for the intervening years.

Response:    Based on our discussion with the Staff on October 21, 2011, the Company acknowledges the Staff’s comment and has revised page 1 of the prospectus to cross reference the Company’s discussion of its growth rates for the intervening years in the section entitled “Business – Business Overview” in the prospectus. The Company has also revised page 57 of the

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prospectus to supplement the disclosure of the Company’s compound annual growth rates by adding a discussion of the annual revenue and Adjusted EBITDA growth rates for the intervening years.

10.	We note your response to our prior comments 14 and 19 and the supplemental materials submitted for review. Please tell us, with a view towards revised disclosure, why other Mexican and Tex Mex restaurants were not considered your competitors in your analysis. In this regard, we note that you identify Mexican and Tex Mex restaurants and restaurants in the casual and fast casual segments as your competitors on page 67. In addition, we note that one of the restaurants that you identify as a main competitor on page 67 was not considered in your analysis.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that the Company’s previous analysis omitted other Mexican and Tex Mex restaurants because the Company does not have comparable, reliable information about many of these restaurants.

11.	Please explain what “strong unit economics” means.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that unit economics refers to the profitability of a single restaurant. As discussed in the Company’s response to comment 19 and in the prospectus, all of the Company’s comparable restaurants are profitable and, on average, cash-on-cash returns and the sales-to-investment ratio of the Company’s restaurants opened since 2001 have exceeded 40% and 2:1, respectively, in the second year of operations. The Company believes that these measures indicate that it has compelling unit economics.

Our Business Strengths, page 2

Significant Dining Value with Broad Customer Appeal, page 2

12.	We note your response to our prior comment 20 and reissue in part. Please revise to clarify what you mean by “high taste profile foods” on page three. In addition, we note your response regarding the basis for your belief that you are a “popular venue for families and other large parties.” Please revise your disclosure on pages 2 and 58 to remove the words “popular venue” and state such claim as a belief of management.

Response:    The Company acknowledges the Staff’s comment and has revised pages 2 and 58 of the prospectus to clarify that “high taste profile foods” means “spicy and flavorful” foods. The Company has also revised its disclosure on pages 2 and 58 to remove the words “popular venue” and state as a belief its claim that its locations cater to families and other large parties.

United States Securities and Exchange Commission

October 26, 2011

13.	Please revise to remove the phrase “which we believe is lower than many of our primary competitors.”

Response:    The Company acknowledges the Staff’s comment and has revised pages 2 and 58 to remove the phrase.

Upbeat Atmosphere Coupled with Irreverent Brand Helps Differentiate Concept, page 3

14.	We note your response to our prior comment 22 and reissue in part. Please revise to clarify that it is your belief that your employees are friendly, energetic and provide attentive service.

Response:    The Company acknowledges the Staff’s comment and has revised pages 3 and 59 of the prospectus to state that management believes its employees are attentive, friendly and energetic.

Deep Rooted and Inspiring Company Culture, page 3

15.	Please revise to remove the phrase “that differentiates us in the restaurant industry” on pages 2, 59 and throughout.

Response:    The Company acknowledges the Staff’s comment and has revised pages 2 and 59 of the prospectus to remove the phrase.

Proven, Flexible business Model with Industry Leading Unit Economics, page 3

16.	Please revise the heading of this section to remove the word “Proven.” Revise page 59 accordingly.

Response:    The Company acknowledges the Staff’s comment and has revised pages 3 and 59 of the prospectus to remove “Proven.”

Seasoned Management Team with Significant Operational Experience, page 4

17.	Please revise to remove the word “seasoned” from this section. Revise page 59 accordingly.

Response:    The Company acknowledges the Staff’s comment and has revised pages 4 and 60 of the prospectus.

United States Securities and Exchange Commission

October 26, 2011

Our Challenges, page 5

18.	We note your response to our prior comment five and reissue. Please revise to disclose your debt level as of June 26, 2011 without giving effect to the offering. Also revise page 23 accordingly and throughout.

Response:    The Company acknowledges the Staff’s comment and has revised the prospectus throughout to disclose its debt level as of June 26, 2011 without giving effect to the offering.

Risk Factors, page 15

Our financial results depend significantly upon the success of our existing, page 15

19.	Please tell us the approximate percentage of your 27 restaurants that are profitable.

Response:    The Company advises the Staff that all of the Company’s 27 restaurants open at June 26, 2011 are profitable as defined by positive Restaurant–Level EBITDA.

Our long-term success is highly dependent on our ability to successfully identify appropriate sites, page 16

20.	It appears that your restaurants are concentrated in a few geographic areas in Texas. To the extent your operations depend significantly on one or a few locations, please revise to disclose this and the risks of expanding into new geographic areas.

Response:    The Company acknowledges the Staff’s comment and has revised page 16 of the prospectus.

Changes in food availability could adversely affect our operating results, page 18

21.	We note your revised disclosure on page 18 that attributes the increase in your cost of sales in fiscal year 2010 to a temporary increase in the cost of avocados, tomatoes and limes. Please revise to remove the word “temporary.” In addition, please reconcile your disclosure on page 18 with your disclosure on page 46 that attributes the increase in the cost of sales during fiscal year 2010 to an increase in dairy, cheese and produce costs, and clarify that you continued to experience an increase in the cost of sales due to inflation in dairy, cheese and produce costs for the 26-week period ended June 26, 2011 or advise.

Response:    The Company acknowledges the Staff’s comment and has revised page 18 of the prospectus to remove the word “temporary” and has reconciled this disclosure with the disclosure on page 46.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 44

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October 26, 2011

Twenty-Six Weeks Ended June 26, 2011 Compared to Twenty-Six Weeks Ended June 27, 2010, page 45

Year Ended December 26, 2010 Compared to Year Ended December 27, 2009, page 46

Year Ended December 27, 2009 Compared to Year Ended December 28, 2008, page 47

22.	Please revise the Company’s discussion of its results of operations for all periods presented in the financial statements to discuss the factors responsible for changes in the Company’s net income and net income (loss) available to the Company’s common stockholders.

Response:    The Company acknowledges the Staff’s comment and has revised the results of operations discussion for each period discussed to include a discussion of net income and net income (loss) available to the Company’s common stockholder. The additional disclosure includes a discussion of the factors responsible for changes in net income (loss) available to the Company’s common stockholders between periods.

Business, page 57

Real Estate, page 61

23.	We note your response to our prior comment 45 and reissue in part. Please revise to clarify what you mean by “strong, identifiable locations.”

Response:    The Company acknowledges the Staff’s comment and has revised page 61 of the prospectus.

New Restaurant Development, page 62

24.	Please revise to remove the word “successfully” on page 62.

Response:    The Company acknowledges the Staff’s comment and has revised page 62 of the prospectus.

Building Our Brand, page 63

25.	Please revise the first sentence in this section to state as a belief, clarify what you mean by “broad appeal,” and substantiate your statement that you have generated broad appeal. Please revise to remove the words “flavorful,” “friendly,” and “attentive” as these words appear to be marketing language.

Response:    The Company acknowledges the Staff’s comment and has revised page 63 of the prospectus to remove the words “flavorful” and “friendly” and to clarify its use of “broad appeal.” In accordance with Comment 14, the Company has stated a belief that it has attentive service.

Restaurant Industry Overview, page 66

United States Securities and Exchange Commission

October 26, 2011

26.	We note that NRA projects restaurant sales to increase to $604.2 billion in 2011. However, we note that other sources project that the restaurant industry sales will increase to $361.1 billion in 2011. With a view towards revised disclosure, please advise as to your use of the projection by NRA. If applicable, please revise to provide balancing disclosure with regards to the projections.

Response:    The Company acknowledges the Staff’s comment and has revised page 66 of the prospectus to clarify the scope of the NRA estimate. The Company has provided the NRA restaurant sales projection, which includes commercial restaurant services, noncommercial restaurant services and military restaurant services, because the NRA figures are most widely used throughout the restaurant industry and the Company believes that the NRA figure encompasses a broader spectrum of the Company’s competitors. The Technomic, Inc. report that estimates 2011 restaurant sales as $361.1 billion does not define the scope of restaurants covered by its report. As a result, the Company was uncertain as to whether the Technomic, Inc. report covered the segments of the restaurant industry in which it competes, and it decided to use the NRA figure, which includes those segments.

27.	According to some public research reports, the full-service Mexican chain restaurants saw a decline in sales in 2010. Please balance your disclosure on page 66 regarding your belief that you will benefit from trends in the restaurant industry by disclosing such trend. In addition, please balance your disclosure on page 66 by addressing the trend that in 2010 consumers continued “to trade down and trade out of [full-service restaurants].”

Response:    The Company acknowledges the Staff’s comment and has revised page 67 of the prospectus.

28.	Please balance your disclosure that you expect to benefit from the growth of the Hispanic population by disclosing that in 2010, full-service Mexican chain restaurants saw a unit decrease in 2010 or tell us why this is not necessary.

Response:    The Company acknowledges the Staff’s comment and has revised page 67 of the prospectus.

Certain Relationships and Related Party Transactions, page 87

29.	We note from your response to our prior comment number 58 that the management agreement with Three Star Management, Ltd has been disclosed in Notes 13 and 14. However, based on our review of the disclosures included in Notes 13 and 14 we were unable to locate the disclosures referenced in your response. Please revise the notes to the Company’s financial statements to disclose the nature and significant terms of this related party transaction.

Response:    The Company acknowledges the Staff’s comment and has revised Note 14 to the Company’s financial statements to disclose the nature and terms of this related party transaction.

United States Securities and Exchange Commission

October 26, 2011

Report of the Independent Registered Public Accounting Firm

30.	Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please revise to indicate the report date for the disclosures included in Note 16 to the audited financial statements.

Response:    The Company acknowledges the Staff’s comment and undertakes to file a revised report of its independent registered public accounting firm prior to effectiveness of the Registration Statement.

Financial Statements, page F-1

31.	We note the Company’s response to our prior comment number 65 and the disclosures that have been added to Note 16 and elsewhere in the registration statement in response to our prior comment. As requested in our prior comment, please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response:    The Company acknowledges the Staff’s comment and undertakes to file revised financial statements and related disclosures that give retroactive effect to the reverse stock split prior to effectiveness of the Registration Statement.

32.	We note your response to our prior comment number 66 and the disclosures that have been added to Note 4 in response to our prior comment. As requested in our prior comment, please revise your statements of operations to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering.

Response:    The Company acknowledges the Staff’s comment and undertakes to file revised annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the effect of the conversion of the Company’s preferred stock, prior to effectiveness of the Registration Statement.

33.

We note from the Company’s response to our prior comment number 67 that based on the excess of the fair value of the Company’s common shares over the liquidation preference of its Series X preferred shares as of June 26, 2011, and the expected timing of the Company’s public offering and expected fair value of the Company’s common shares at the date of the planned offering, management does not believe that the criteria for mandatory redemption of the Series X preferred stock would be triggered. We also note from your response that in the event the estimated public offering price would result in a trigger of the redemption feature of the Series X

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preferred stock, the controlling stockholder and sponsor of the Company would exercise its ability to delay or abort the offering and therefore management does not believe a scenario exists in which a cash payment would be required to settle the Series X preferred stock. Please revise the notes to the Company’s financial statements to explain why management does not believe the criteria for mandatory redemption or cash settlement of the Series X preferred stock will occur in connection with the Company’s planned public offering. The disclosures provided should be in a level of detail consistent with your response to our prior comment number 67.

Response:    The Company acknowledges the Staff’s comment and has revised Note 4 to the Company’s annual and interim financial statements.

34.	We note your responses to our prior comment numbers 68 and 69 and the disclosures that have been provided in Note 4 in response to our prior comments. As requested in our prior comments, please revise your statements of operations for the latest fiscal year and subsequent interim period presented to disclosed adjusted pro forma earnings per share giving effect to the number of shares whose proceeds would be required to fund the $19 million dividend payment and $2 million termination fee to be paid to the Sponsor in connection with the offering.

Response:    The Company acknowledges the Staff’s comment and undertakes to file revised annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the deemed issuance of shares required to fund the dividend payment and termination fee, prior to effectiveness of the Registration Statement.

Notes to Consolidated Financial Statements, page F-7

Note 11. Stock-Based Compensation, page F-19

35.	We note your response to our prior comment number 73 and the disclosures that have been provided on page 54 and in Notes 11 and Note 5 to your financial statements in response to our prior comment. Based on these disclosures, we note that the fair value of your common stock, which was used in valuing your stock-based compensation grants, was determined on a quarterly basis based on contemporaneous valuations by the board of directors. We also note that valuations of the Company’s shares were performed by third party valuation experts only at December 31, 2010 and June 30, 2011. As it appears that certain of your recent stock-based compensation grants during 2010 and 2011 were valued based on contemporaneous valuations prepared by a related party, your board of directors, please revise MD&A to include the following disclosures with respect to the Company’s stock-based compensation grants:

•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value.

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October 26, 2011

•

A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated public offering price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the initial public offering, the fair value as determined by that valuation.

•	The valuation alternative selected by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that the Company’s stock-based compensation grants during the last twelve months were valued based on a contemporaneous valuation prepared by a third party. The Company granted option awards on January 1, 2011 at an exercise price per share of $3.93 based in part on the contemporaneous valuation by the board of directors on December 31, 2010. The board of directors reconciled their internal valuation to the December 31, 2010 contemporaneous valuation study from an independent valuation firm. The grants made in 2010 were all made on January 1, 2010, which currently is and will be more than 18 months prior to the latest balance sheet in the Registration Statement prior to the effective date. Based upon the time frame guidance in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”) management does not believe further disclosure is required since these 2010 grants were outside of the 12 month guidance as stated in the Practice Aid.

36.	We note your response and the changes that have been made to Note 11 in response to our prior comment 74. Please revise Note 11 to disclose the estimated fair value of your common shares at December 26, 2010 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 26, 2010. Note 5 to your interim financial statements should be similarly revised.

Response:    The Company acknowledges the Staff’s comment and has revised Note 11 to the Company’s annual financial statements and Note 5 to the Company’s interim financial statements to disclose the estimated fair value of the Company’s common stock used to determine the aggregate intrinsic value of outstanding and exercisable options.

37.

We note your response to our prior comment number 81 and the disclosures that have been provided in note 14 to your financial statements in response to our prior comment but do not believe the revisions made were fully responsive to our prior comment. As requested in our prior comment, please revise the notes to your financial statements to explain how you determined the sales prices for the shares sold to your executive officers and to explain why no compensation expense was

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October 26, 2011

required to be recognized in your financial statements with respect to these transactions.

Response:    The Company acknowledges the Staff’s comment and has revised Note 14 to the Company’s annual financial statements.

Note 14. Related Party Transactions, page F-23

Founders, page F-23

38.	We note your response to our prior comment number 77. Please revise Note 14 to clearly explain why the $3,782,000 payment of contingent consideration made in November 2009 was accounted for as property and equipment and goodwill. Your revised disclosure should be in a level of detail consistent with your response to our prior comment.

Response:    The Company acknowledges the Staff’s comment and has revised Note 14 to the Company’s annual financial statements.

Chuy’s Holdings Inc and Subsidiaries Interim Financial Statements, page F-26

Note 3. Convertible Preferred Stock, page F-31

39.	The amount of dividends paid to the holders of the Company’s common stock as indicated in the table at the bottom of page F-31 of $350,000 does not agree to the dividends paid to the common stockholders as disclosed on page F-32 of $53,000. Please reconcile and revise these disclosures.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that the dividend of $53,000 was in addition to the $350,000 dividend. Accordingly, management has revised Note 3 to the Company’s interim financial statements to clarify that two separate dividends were paid.

Other

40.	Please update the financial statements, as required by Rule 3-12 of Regulation S-X.

Response:    The Company acknowledges the Staff’s comment and undertakes to update the financial statements prior to the effectiveness of the Registration Statement.

41.	Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-1 registration statement.

Response:    The Company acknowledges the Staff’s comment and undertakes to provide a currently dated consent of the independent registered accountant prior to the effectiveness of the Registration Statement.

United States Securities and Exchange Commission

October 26, 2011

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag
Charles T. Haag

United States Securities and Exchange Commission

October 26, 2011

Exhibit (via overnight delivery)

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.

Jon W. Howie, Chief Financial Officer, Chuy’s Holdings, Inc.

Sharon A. Russell, Chief Administrative Officer and Former Chief Financial

Officer, Chuy’s Holdings, Inc.

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

DLI-6374218v4